02018796

AB 3/13/02

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

RECEIVED MAR 01 2002 WASH, D.C. 365

SEC FILE NUMBER
8-50315

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1,2001 (MM/DD/YY) AND ENDING December 31,2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Signature Capital Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

565 Sheridan Road

(No. and Street)

Winnetka,	IL	60093
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Wilson Allen 847-501-5105

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Miller, Cooper & Co., Ltd.

(Name — *if individual, state last, first, middle name*)

650 Dundee Road, Suite 260	Northbrook,	IL	60062
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 26 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Wilson Allen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Signature Capitol Securities, LLC, as of December 31, ~~19~~2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

"OFFICIAL SEAL"
BETTY J. SPAITE
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 8/29/2005

Signature

President
Title

Notary Public

x Independent Auditors' Report

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- ☒ (e) Statement of Changes in ~~Stockholders' Equity or Partners' or Sole Proprietor's Capital.~~ Members' Capital
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

	Page
INDEPENDENT AUDITORS' REPORT	3
FINANCIAL STATEMENTS	
Statement of Financial Condition	4
Statement of Income	5
Statement of Changes in Member's Capital	6
Statement of Cash Flows	7
Notes to Financial Statements	8 - 10
SUPPLEMENTAL INFORMATION	
Computation of Net Capital	12
INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17a-5	13 - 14

MILLER
COOPER
&Co., Ltd

ACCOUNTANTS AND CONSULTANTS

INDEPENDENT AUDITORS' REPORT

The Member of
Signature Capital Securities LLC

We have audited the accompanying statement of financial condition of Signature Capital Securities LLC as of December 31, 2001, and the related statements of income, changes in member's capital and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Signature Capital Securities LLC as of December 31, 2001, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

MILLER, COOPER & CO., LTD.

Miller, Cooper & Co., Ltd.

Certified Public Accountants

Northbrook, Illinois
January 30, 2002

650 DUNDEE ROAD, SUITE 250
NORTHBROOK, IL 60062-2759
PHONE 847/205-5000 FAX 847/205-1400
e-mail mccltd@millercooper.com

FINANCIAL STATEMENTS

Signature Capital Securities LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2001

ASSETS

Cash and cash equivalents	$	816,859
Other		4,706
Total assets	$	821,565

LIABILITIES AND MEMBER'S CAPITAL

Due to parent company	$	37,827
Accounts payable and accrued expenses		31,350
Total liabilities		69,177
Member's capital		752,388
	$	821,565

The accompanying notes are an integral part of this statement.

Signature Capital Securities LLC

STATEMENT OF INCOME

Year ended December 31, 2001

Revenues and income		
Commissions		$ 1,477,661
Interest		99,069
		1,576,730
Expenses		
Placement deal expenses	$ 281,908	
Less reimbursements	(274,536)	7,372
Professional fees		55,681
Commission expenses		403,089
Other operating expenses		67,503
		533,645
NET INCOME		$ 1,043,085

The accompanying notes are an integral part of this statement.

Signature Capital Securities LLC
STATEMENT OF CHANGES IN MEMBER'S CAPITAL
Year ended December 31, 2001

Member's capital, beginning of year	$	1,409,303
Member's distribution		(1,700,000)
Net income		1,043,085
Member's capital, end of year	$	752,388

The accompanying notes are an integral part of this statement.

Signature Capital Securities LLC
STATEMENT OF CASH FLOWS
Year ended December 31, 2001

Cash flows from operating activities	
Net income	$ 1,043,085
Adjustments to reconcile net income to net cash provided by operating activities	
Decrease in other assets	9,690
Decrease in liabilities	
Due to parent company	(29,017)
Accounts payable and accrued expenses	(687,264)
Net cash provided by operating activities	336,494
Cash flows from financing activities	
Member's distribution	(1,700,000)
Net cash used in financing activities	(1,700,000)
NET DECREASE IN CASH	(1,363,506)
Cash and cash equivalents, beginning of year	2,180,365
Cash and cash equivalents, end of year	$ 816,859

The accompanying notes are an integral part of this statement.

NOTE A - NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1. Nature of Operations

   Signature Capital Securities LLC (the Company) is a broker-dealer which acts as a placement agent in connection with private placement transactions. The Company is a wholly-owned subsidiary of Signature Capital LLC (the Parent).

2. Cash Equivalents

   For purposes of the statement of cash flows, the Company considers all highly liquid short-term investments purchased with a maturity of three months or less to be cash equivalents.

3. Commission Revenue

   Commissions earned in connection with private placements are recognized at the closing of funds raised.

4. Income Taxes

   The Company is a Limited Liability Company. Accordingly, net income is allocated and taxed to the individual member. No income tax provision has been included in the determination of net income.

5. Use of Estimates

   In preparing financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B - MINIMUM CAPITAL REQUIREMENTS

As a broker-dealer, the Company is subject to minimum capital requirements of the Securities and Exchange Commission (SEC) (Rule 15c3-1). As of December 31, 2001, adjusted net capital, as defined, amounted to $731,345. This amount exceeded the minimum required under the regulations of the SEC by $681,345.

NOTE C - RELATED PARTY TRANSACTIONS

The Company has agreements with certain individuals (the Affiliates) who serve as the Company's general securities principal and backup general securities principal, to pay certain percentages of the Company's placement commission on funds raised solely from investors originated and sold by the Affiliates. In addition, the Affiliates are entitled to collectively receive 1% of all funds raised in each completed private placement deal. Commission expense under these agreements amounted to $403,089 for 2001. No amounts are due to the Affiliates at December 31, 2001.

The Company also has agreements with the Affiliates to issue a portion of incentive warrants the Company receives in connection with the private offerings in which it acted as the placement agent (see Note E), based upon funds raised solely from investors originated and sold by the Affiliates. In addition, the Affiliates are entitled to receive an additional percentage of the total net warrants issued to the Company.

NOTE D - EXPENSE REIMBURSEMENTS

The Company is entitled to receive expense reimbursement based upon the actual expenses and the aggregate purchase price of all shares sold in connection with each private placement offering to cover costs directly related to each offering. Expense reimbursements totalled $274,536 in 2001. No additional reimbursements were due as of December 31, 2001.

NOTE E - WARRANTS

The Company received warrants in connection with the private offerings in which it acted as the placement agent. At December 31, 2001, the warrants entitle the Company to purchase up to the following shares:

	Expiration Date of Private Offering	Number of Shares	Exercise Price	Expiration Date of Warrants
Acoustic Technologies Inc. Common shares	12/30/98	686,736	$ 0.625	09/08/05 through 12/20/05
Acoustic Technologies Inc. Common shares	11/29/00	452,497	$ 2.100	11/09/07 through 11/29/07

NOTE E - WARRANTS (Continued)

	Expiration Date of Private Offering	Number of Shares	Exercise Price	Expiration Date of Warrants
Additech, Inc. Convertible Preferred shares	01/12/99	280,692	$ 0.833	07/21/05 through 12/24/05
Additech, Inc. - Series B Convertible Preferred shares	01/10/00	361,745	$ 1.000	01/10/07
Additech, Inc. Common shares	02/07/02	312,763	$ 1.000	02/07/09
NetNumber.com, Inc. Common shares	04/12/00	773,432	$ 0.625	03/06/07 through 04/14/07
VIRxSYS Corporation Common shares	04/15/99	1,086,912	$ 0.625	03/01/06 through 04/15/06
VIRxSYS Corporation Common shares	07/19/01	358,023	$ 1.150	03/12/08 through 07/19/08

The expiration dates of the warrants could change if the underlying companies were to complete an initial public offering as defined in the private placement offering memorandums. Management of the Company has estimated the warrants have no value at December 31, 2001.

NOTE F - CONCENTRATION OF CREDIT RISK

The Company maintains cash balances in one financial institution located in Chicago, Illinois. These balances are insured by the Federal Deposit Insurance Corporation up to $100,000. At December 31, 2001, uninsured balances approximated $717,000.

SUPPLEMENTAL INFORMATION

Signature Capital Securities LLC
COMPUTATION OF NET CAPITAL
December 31, 2001

Total assets	$	821,565
Less non-allowable assets		(4,706)
Adjusted total assets		816,859
Total liabilities		69,177
Net capital		747,682
Less haircuts, including undue concentration		16,337
Adjusted net capital		731,345
Minimum adjusted net capital required		50,000
Excess net capital	$	681,345
Ratios		
Aggregate indebtedness to net capital		0.10
Aggregate indebtedness		
Due to parent company	$	37,827
Accounts payable and accrued expenses		31,350
	$	69,177

MILLER
COOPER
&Co.,Ltd

ACCOUNTANTS AND CONSULTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17a-5

The Member of
Signature Capital Securities LLC

In planning and performing our audit of the financial statements of Signature Capital Securities LLC for the year ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Signature Capital Securities LLC that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e).

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

650 DUNDEE ROAD, SUITE 250
NORTHBROOK, IL 60062-2759
PHONE 847/205-5000 FAX 847/205-1400
e-mail mccltd@millercooper.com

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and is not intended to be and should not be used by anyone other than these specified parties.

MILLER, COOPER & CO., LTD.

Miller Cooper & Co., Ltd.

Certified Public Accountants

Northbrook, Illinois
January 30, 2002